Exhibit 99.1

ELBIT  IMAGING LTD. ANNOUNCES TERMINATION OF SERVICE OF
TRUSTEE FOR HOLDERS OF SERIES A, B AND C NOTES

Tel Aviv, Israel, April 29, 2008, Elbit Imaging Ltd. (the "Company") (NASDAQ: EMITF), today announced that it was informed by Aurora Fidelity Trust Company Ltd., the trustee for the holders of the Series A, B and C Notes of the Company (the "Trustee" and the "Notes", respectively), that due to the signing of a merger agreement between the two accounting firms, Zohar, Zohar & Co., the controlling shareholder of the Trustee, and Brightman, Almagor & Co., the Company's external auditors, the continuation of the Trustee's services to the holders of the Notes will create a conflict of interests prohibited by law between the role and duties of the Trustee and the service of the merged firm Brightman, Almagor, Zohar & Co. as the Company's external auditors.

Therefore, under these circumstances, the Trustee informed the Company of the termination of its service as a trustee for the holders of the Notes effective as of May 1, 2008. Nevertheless, the Trustee will continue to serve as trustee for the holders of the Notes until the appointment of a successor trustee. The termination of service by the Trustee and the appointment of the successor trustee are both subject to the receipt of the approval by the Israeli court.

It is the Company's intention to act in the near future to appoint a successor trustee for the holders of the Notes.

About Elbit Imaging Ltd.
Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

Any forward looking statements with respect to EI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, unexpected results of litigation proceedings, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki, President	Leslie Wolf-Creutzfeldt
Elbit Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9472
syitzhaki@elbitimaging.com	lcreutzfeldt@hfgcg.com

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com